

August 4, 2023

J. Patrick Mackin
Chairman, President, and Chief Executive Officer
Artivion, Inc.
1655 Roberts Blvd., NW
Kennesaw, GA 30144

> **Re: Artivion, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2023**
> **File No. 001-13165**

Dear J. Patrick Mackin:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 3, 2023

Pay Versus Performance Disclosure, page 64

1. Please provide a clear description of the relationship between compensation actually paid and both net income and your Company-Selected Measure, as required by Regulation S-K Item 402(v)(5). Please note that it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

2. Refer to the reconciliation table in footnote (d) to your pay versus performance table. It is unclear what amounts are reflected in the row titled "ADD Year over Year Change in Fair Value of Equity Awards Granted in Prior Year that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

3. Refer to the description of your Company-Selected Measure "AORT Revenue Growth" in footnote (d) to the pay versus performance table. It is unclear how you determine "baseline" and how it is used in calculating the Company-Selected Measure from your audited financial statements. In addition, since there are a variety of ways to determine constant currency, its role in calculating your Company-Selected Measure is also

unclear. Please ensure that your Company-Selected Measure description shows clearly how it is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi).

4. In addition, it appears that you may have calculated your Company-Selected Measure differently for each year reported in the pay versus performance table. Specifically, we note your disclosure in footnote (d). The amount disclosed in the Company-Selected Measure column of the pay versus performance table for each covered fiscal year must be calculated using the Company-Selected Measure for the most recently completed fiscal year. For example, if your Company-Selected Measure for 2022 is Revenue Growth, you would disclose the Revenue Growth amount in each covered fiscal year. Please ensure that your tabular and related data reflect this requirement. Please note that you may voluntarily provide supplemental measures of compensation or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program